Exhibit 21.1

Subsidiaries of Legacy Bancorp, Inc.

The following is the wholly-owned direct subsidiary of Legacy Bancorp, Inc.:

Name of Subsidiary	Jurisdiction of Incorporation
Legacy Banks	Massachusetts

The following are wholly-owned subsidiaries of Legacy Banks:

Name of Subsidiary	Jurisdiction of Incorporation
Legacy Insurance Services of the Berkshires	Delaware
Legacy Securities Corporation	Massachusetts